 Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

August 10, 2015

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 21, 2015

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 2:00 p.m. (Israel time) on Monday, September 21, 2015, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

The Meeting is being called for the following purposes:

(i)	to approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(ii)	to approve the grant of options to Mr. Gabi Seligsohn, our Chief Executive Officer and director.

Our Board of Directors unanimously recommends that you vote in favor of the above proposals, which are described in the Proxy Statement to be delivered by the Company.

Shareholders of record at the close of business on Monday, August 17, 2015 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Thursday, August 20, 2015, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-908-5800.

Sincerely,

Yuval Cohen
Chairman of the Board of Directors

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Monday, September 21, 2015, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Thursday August 20, 2015 to holders of Kornit Digital ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, August 17, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(i)	to approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(ii)	to approve the grant of options to Mr. Gabi Seligsohn, our Chief Executive Officer and director.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposals.

Quorum

On August 17, 2015, we had 29,766,965 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Monday, August 17, 2015, is entitled to one vote upon each part of the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal. Broker non-votes are not counted as present and entitled to vote with respect to the proposals, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition, the approval of each proposal requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of the proposals, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We believe that Fortissimo Capital Fund II (Israel), L.P. is a controlling shareholder.

A “personal interest” of a shareholder, for purposes of the proposals, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on a proposal. Since it is highly unlikely that any of our public shareholders has a personal interest in a proposal and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the proposal. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on a proposal, you should indicate the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact Itamar Rosen, our general counsel, at itamar.rosen@kornit.com, who will advise you as to how to submit your vote for the proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of a proposal, you may also contact the representative managing your account, who could then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our General Counsel, Itamar Rosen, via e-mail to itamar.rosen@kornit.com or via fax to his attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting, or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. All votes should be submitted by 2:00 pm (Israel time) on September 19, 2015 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to such proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you have a personal interest in the approval of a proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, August 17, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, August 17, 2015, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the General Counsel of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 20, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL 1

APPROVAL OF COMPENSATION POLICY

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. At our Company, the office holders include our directors, executive officers and other managers who meet the definition of “office holder” under the Companies Law.

The Companies Law requires the compensation policy to serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification and any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of a company’s objectives, business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

●	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also include appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation policy must be approved by the board of directors, after considering the recommendation of the compensation committee. The Companies Law also requires shareholder approval of the compensation policy by an ordinary majority of the shares present and voting that also constitutes a special majority, as described above. If the compensation policy is not approved by the shareholders, the board of directors may nonetheless approve the compensation policy, provided that the compensation committee and thereafter the board of directors concludes, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the company. Pursuant to the Companies Law as currently in effect, a compensation policy that is for a period of more than three years must generally be approved by the board of directors and the shareholders every three years.

On August 4, 2015, following the recommendation of the compensation committee, our Board approved the Kornit Digital Ltd. 2015 Compensation Policy, in the form attached as Appendix A to this proxy statement, or the “Compensation Policy”, in accordance with the provisions of the Companies Law.

When considering the proposed Compensation Policy, the compensation committee and our Board considered various factors, including the relevant matters and provisions set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of management and legal advisors.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Kornit Digital Ltd. 2015 Compensation Policy, in the form attached as Appendix A to the proxy statement with respect to Extraordinary General Meeting held on September 21, 2015, and as previously approved by the board of directors at the recommendation of the compensation committee, be, and the same hereby is, approved.”

Required Vote

The vote required for the approval of the Compensation Policy is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions). Broker non-votes are not counted as present and entitled to vote with respect to the proposal, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” the proposal.

In addition, the Companies Law requires that either of two additional voting requirements be met as part of the approval by an ordinary majority of shares present and voting on this proposal. Please see the discussion under “Vote Required for Approval of the Proposal” above for a description of those voting requirements, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of Proposal 1.

PROPOSAL 2

APPROVAL OF GRANT OF OPTIONS TO MR. GABI SELIGSOHN,
OUR CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation (including equity compensation) of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

In considering an option grant to Mr. Gabi Seligsohn, our Chief Executive Officer and director, each of the Compensation Committee and the Board considered the factors enumerated in the Compensation Policy described in Proposal 1 and the relevant provisions of the Companies Law and determined that the proposed grants to Mr. Seligsohn are (i) reasonable and appropriate, given the background and experience of Mr. Seligsohn, (ii) aligned with market conditions for companies of similar position and size, and for executives of similar experience level and quality and (iii) consistent with the terms of our Compensation Policy which is being approved at this Meeting.

Based upon the recommendation of our Compensation Committee, on August 4, 2015, our Board approved, subject to shareholder approval, the grants to Mr. Gabi Seligsohn, our Chief Executive Officer and director, of options to purchase 120,000 ordinary shares of the Company annually during each of 2015, 2016 and 2017, if he is an employee of our Company at such time, for a total of up to 360,000 Options. The exercise price of the Options will be the closing price of the Company’s ordinary shares on the Nasdaq Global Select Market on date of grant, which is five (5) trading days after the date of the Meeting for the initial grant of Options, or the Initial Grant Date, and, with respect to the additional grants, the first and second anniversary of the Initial Grant Date.

The Options will vest over a period of four years on the last day of each quarter beginning on the first quarterly period after the relevant grant date, with 6.25% becoming vested at the end of each such quarter. Upon our termination of Mr. Seligsohn’s employment agreement with our Company, other than for Cause, or Mr. Seligsohn’s termination of his employment under his employment agreement with our Company for Good Reason (in each case, as defined in Mr. Seligsohn’s employment agreement with the Company), all of the unvested Options as of the date of termination that would have been vested during the six month period after the date of termination shall become immediately vested and exercisable on the date of termination. In the event of termination of Mr. Seligsohn’s employment agreement with our Company, the vested portion of the Options shall be exercisable until the expiration of six months after the date of termination. In addition, in the event of a Change of Control of our Company (as defined in Mr. Seligsohn’s employment agreement with our Company) followed by termination of Mr. Seligsohn’s employment other than for Cause or termination by Mr. Seligsohn his employment for Good Reason, all Options that have not yet vested shall become immediately vested and exercisable.

The options will otherwise be subject the terms of the Company’s 2015 Incentive Compensation Plan, or the 2015 Plan.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the grants of options under the 2015 Plan to purchase 120,000 ordinary shares on each of the date which is five trading days after the Meeting (the “Initial Grant Date”) and, if he is an employee of the Company at such time, the first and second anniversary of the Initial Grant Date at an exercise price equal to the closing share price of the Company’s ordinary shares on the Nasdaq Global Select Market on the date of grant, to Mr. Gabi Seligsohn, the Chief Executive Officer and a director of the Company, as described in Proposal 2 of the Proxy Statement, dated August 20, 2015, with respect to the Meeting, subject to the other terms and conditions of the 2015 Plan, be and hereby are, approved.”

Required Vote

The vote required for the approval of the grants of options to our Chief Executive Officer and director is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions). Broker non-votes are not counted as present and entitled to vote with respect to the proposal, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” the proposal.

In addition, the Companies Law requires that either of two additional voting requirements be met as part of the approval by an ordinary majority of shares present and voting on this proposal. Please see the discussion under “Vote Required for Approval of the Proposals” above for a description of those voting requirements, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of Proposal 2.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s final prospectus from its initial public offering, filed with the SEC on April 2, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.kornit.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Yuval Cohen,
Chairman of the Board of Directors

Rosh Ha’ayin, Israel

August 20, 2015

Appendix A

KORNIT DIGITAL LTD.

2015 COMPENSATION POLICY

1.            Purpose.

This 2015 Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Kornit Digital Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), if and to the extent such determination is required by the Companies Law to be made pursuant to the Compensation Policy.

2.            Definitions; Construction.

2.1.       “Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.       “Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.       “Board” means the Board of Directors of the Company.

2.4.       “Committee” means the Compensation Committee within the meaning of the Companies Law.

2.5.       “Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.6.       “Director” means any member of the Board of Directors of the Company.

2.7.       “Executive” means any Office Holder who does not preside solely as Director.

2.8.       “Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.9.       “Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.10.    “Terms of Office and Engagement” means as defined in the Companies Law.

2.11.    Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that it as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.12.    Nothing in this Policy shall confer upon any person, including, any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Office Holder. The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.13.    To the extent that an Office Holder's engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally. To the extent that an Office Holder's engagement or service (including, a Director in his capacity as such or in other capacities) is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

2.14.    This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office and Engagement of any Office Holder which are in effect prior to the date of adoption of this Policy.

2.15.    To the extent that after the date this Policy is approved in accordance with the Companies Law there will be a relief in the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, then such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.            Administration.

3.1.       To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

2

3.2.       Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board's powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

3.2.1.	to interpret the Policy;

3.2.2.	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

3.2.3.	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.            General Considerations.

This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including, those listed below. The Company believes that in order to attract and retain competent and skilled Office Holders that would support the efforts to create shareholder value, the levels of Terms of Office and Engagement should generally be within a range of between median and above median levels in comparable companies. The Terms of Office and Engagement should reflect the notion that Executives serving in roles having responsibility over global operations should be considered in relation to comparable global roles while Executives serving in particular localities should be considered in relation to comparable roles in such localities. In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

4.1.       Promoting the Company’s objectives, its business plan and its long-term strategy. The Company believes that attracting and retaining Office Holders that have appropriate qualifications is one of the key elements to the Company's success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company's efforts to increase shareholder value, the Terms of Office and Engagement under which such Office Holders are retained should be competitive, should reflect the anticipated contribution of such Office Holders to the Company and its business, should reflect the scope of authority and responsibilities of the Office Holder and should create adequate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.2.       Creating appropriate incentives to the Company’s Office Holders, considering, among other factors, the Company’s risk management policy. In this respect, the Company will strive to create balanced compensation arrangements under which an Office Holder will be, on the one hand, motivated to contribute to the achievement of corporate targets by creating a link between performance and compensation, and, on the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management. In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short term and long term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office and Engagement of each Office Holder are both a reflection of the Company's general policies and the individual circumstances relating to the retention of such Office Holder, and therefore, there may be variations between the Terms of Office and Engagement of different Office Holders.

4.3.       The size of the Company and the nature of its operations. The Company is involved in various products lines, geographic regions and target markets. In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges. Accordingly, in connection with the determination of the Terms of Office and Engagement of each Office Holder, appropriate attention should be given to the particular circumstances and challenges of such Office Holder.

3

4.4.       The Terms of Office and Engagement of an Office Holder should be determined after consideration is given to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, with a view to the Company's ability to offer competitive terms and retain competent and capable Office Holders.

4.5.        The Terms of Office and Engagement of an Office Holder may include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, it shall be considered which components are appropriate, and not necessarily all of the above mentioned components need be included.

5.            Specific Considerations in the determination of Terms of Office and Engagement.

With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Office Holder shall be predominantly based on the following considerations:

5.1.       The education, qualification, skills, expertise, professional experience, accomplishments, references, reputation, achievements of the Office Holder;

5.2.       If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder over time within the Company and its Affiliates;

5.3.       The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.4.       The job function, organizational level, position and areas of and scope of responsibility and authority of the Office Holder;

5.5.       The obligations, responsibilities, roles and objectives imposed on such Office Holder under Applicable Law;

5.6.       The need to retain Office Holders who have relevant skills, know-how or unique expertise;

5.7.       Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.       The then current and prospective condition of the Company's business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.       Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.    The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.11.    The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

5.12.    Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.    The ratio between the Terms of Office and Engagement of the Office Holder and the salary (as defined in the Companies Law), and specifically the average and median salary (as defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company;

4

5.14.    If the Terms of Office and Engagement include variable components, the inclusion of provisions reducing variable components, and setting a limit to the value of an equity variable component upon its exercise, all – at the Board’s discretion;

5.15.    If the Terms of Office and Engagement include termination benefits, the term of office or engagement of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.16.    Accounting and tax considerations and implications, including, the total cost or value of the compensation (or any component thereof) to the Company, the manner in which such compensation shall be recorded in the Company’s financial statements, impact on cash flow and any applicable requirement to obtain approvals from any tax or other regulatory authority;

5.17.    In relevant cases, the impact, if any, of the fact that the engagement of the Office Holder is effected pursuant to an agreement between the Company or its Affiliate, on the one hand, and an Affiliate of the Office Holder, on the other hand;

5.18.    If the Terms of Office and Engagement include equity or equity-linked components, the value thereof, the anticipated incentive associated with such components and any dilution resulting from the issuance of the securities;

5.19.    Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules, and any other Applicable Law, from time to time;

5.20.    General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals;

5.21.    The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Office Holder to reach and achieve these goals; and

5.22.    Such other considerations as are deemed relevant or applicable in the circumstances.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, taking into account that the Company is operating in various jurisdictions, each of which may differ significantly in its employment practices.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

5

6.            Components of Terms of Office and Engagement of an Executive.

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

6.1.       Salary and additional or related Benefits.

6.1.1.     The Terms of Office and Engagement of an Executive may include a mechanism for salary updates and currency conversion calculations.

6.1.2.     Additional or related benefits may include the following:

(a)	Pension

(b)	Education fund

(c)	Managers insurance

(d)	Medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members

(e)	Disability insurance

(f)	Periodic medical examination

(g)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance

(h)	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof

(i)	Paid vacation, including, if applicable, the redemption thereof

(j)	Sick days

(k)	Holiday and special occasion gifts

(l)	Recuperation pay

(m)	Expense reimbursement

(n)	Payments or participation in relocation and related costs, perquisites and expenses

(o)	Exculpation and indemnification

(p)	General directors’ and officers' liability insurance covering persons serving at present or in the future, from time to time, as directors and officers of the Company and its subsidiaries (including those who also serve as officers, directors or employees of a controlling shareholder), including renewals thereof, with coverage substantially similar to the coverage in effect on the date of approval of this Policy, or as may be increased from time to time to reflect the circumstances at the time (including the Company's activities, size and status, markets at which its shares are traded etc.) and at premiums that are substantially similar to the premiums in effect on the date of approval of this Policy, or as may be increased from time to time;

(q)	Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control

6

(r)	Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 12 months

(s)	Adjustment period following termination not exceeding 12 months

(t)	Termination and severance payments, not exceeding 12 months’ salary (in addition to any mandatory severance payments under Applicable Law)

(u)	Non-solicitation and/or non-compete undertakings for a period of time after termination, and payment in consideration for such undertaking not exceeding the total amount of compensation (including benefits) that would have been payable to the Executive had he or she continued to be employed during the non solicitation or non compete period

(v)	Change-of-control provisions

(w)	Advances

(x)	Professional or academic courses or studies

(y)	Newspaper or online subscriptions

(z)	Professional membership dues or subscription fees

(aa)	Professional advice or analysis (such as pension, insurance and tax)

(bb)	Signing bonus

(cc)	Other benefits generally provided to Company employees (or any applicable Affiliate or division)

(dd)	Other benefits or entitlements mandated by Applicable Law

(ee)	Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

Unless otherwise determined by the Committee, at its discretion on a case by case basis, the Terms of Office and Engagement of an Executive pursuant to subsections (r), (s), and (t)  shall not exceed the higher of the period required by Applicable Law or 16 months (or the value of total compensation plus benefits during such period), in the aggregate, under all of the aforementioned subsections (in addition to any mandatory payment or period under Applicable Law).

6.2.         Bonuses

6.2.1.      Bonuses may include annual bonuses and other bonus.

6.2.2.      With respect to each year, an Executive Management Bonus Plan (the “Bonus Plan”) shall be prepared, containing a set of objectives for all or any part of the Executives based on the Company’s performance on a long-term basis and pursuant to measurable criteria, to the extent required by law. The Bonus Plan shall relate to on target achievement and may also relate to overachievement. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable relevant Executives. To the extent applicable, the Bonus Plan may be revisited during the annual period, including in order to account for recruitments and promotions during such year, significant changes in the Company’s operations or business, an M&A transaction or material changes in the market(s) in which the Company operates.

6.2.3.      The Terms of Office and Engagement of an Executive may include other bonuses (“Special Bonuses”). Such Special Bonuses shall be based on the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals or the occurrence of specific events (such as public offerings, acquisitions or specific projects), and may include retention and signing bonuses.

7

6.2.4.      The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

6.2.5.      The terms of each bonus shall apply specific weight to each criterion (if included in such bonus) in determining the resulting bonus payments based on actual achievement or occurrence against such criteria.

6.2.6.      The Terms of Office and Engagement of an Executive may provide that a non-material portion of his or her bonuses may be granted on the basis of non-measurable criteria, considering the contribution of the Executive to the Company.

6.2.7.      Notwithstanding anything to the contrary, and to the extent permitted by the Companies Law, bonuses to an Executive (other than the CEO) may be determined by the CEO within the range determined by the Board and subject further to the Board’s final approval of such bonus, in whole or in part, on the basis of criteria which is not measurable, by taking into account the contribution of the Executive to the Company and its Affiliates.

6.2.8.      The bonus opportunity of each Executive may include corporate, strategic and financial objectives, as well as leadership and management measures relating to the Executive’s business unit, department or individually, including: (i) contribution to the management and corporate values, vision and mission; (ii) ability to hire, manage and motivate personnel in support of Company’s objectives; and (iii) management of functions and responsibilities within set financial budgets and forecasts or other applicable criteria. The terms of the bonus may determine the impact of one-time events and those which are not under the control or management of the Company. The terms of the bonus may refer to circumstance and the effect of partial employment throughout the relevant period on the bonus entitlement.

6.2.9.      The bonus payable to an Executive pursuant to the Bonus Plan for a certain year shall be up to eighteen (18) months’ of such Executive’s salary for the specific year.

6.2.10.    The Special Bonus payable to an Executive shall be up to eighteen (18) months’ of the employer’s cost for such Executive’s salary and additional or related benefits for the specific year (as listed in Section 6.1).

6.2.11.    Notwithstanding the above, under special circumstances and after reconsidering the terms of this Policy, the bonus payable to an Executive pursuant to the Bonus Plan or Special Bonus for a certain year or event may exceed the limits set forth above, if so resolved by the Committee and the Board to be in the interest of the Company.

6.2.12.    Examples of measurable criteria (which may be determined on a Company-wide or divisional basis) that may be considered include:

(a)	Financial results (whether GAAP or non-GAAP);

(b)	Sales and marketing objectives;

(c)	Productivity indices and growth in the volume of activity;

(d)	Cost savings;

(e)	Efficiency metrics;

(f)	Execution of projects (including achievement of roadmap objectives);

(g)	Internal and external customer satisfaction;

8

(h)	Promotion of strategic targets;

(i)	Promotion of innovation;

(j)	Employee evaluation surveys;

(k)	Regulatory and legal targets;

(l)	Success in raising capital;

(m)	Attainment of milestones;

(n)	Meeting the Company’s budget; and

(o)	Compliance with corporate governance rules.

6.2.13.    Examples of non-measurable criteria that may be considered include:

(a)	Contribution to the Company’s business, profitability and stability;

(b)	The need to retain an Executive with skills, know-how or unique expertise;

(c)	The responsibility imposed on an Executive;

(d)	Changes that occurred in the responsibility imposed on an Executive during the year;

(e)	Performance satisfaction, including assessing the degree of involvement of an Executive and devotion of efforts in the performance of the Executive’s duties);

(f)	Assessment of an Executive’s ability to work in coordination and cooperation with other employees;

(g)	Contribution to an appropriate control environment and ethical environment;

(h)	Executive sponsorship of change management; and

(i)	Career development of mid level management and mid level management team building.

6.3.       Equity Awards.

6.3.1.       Equity awards will be made in the manner prescribed by the Company’s 2015 Incentive Compensation Plan, as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). These include: options to purchase Ordinary Shares of the Company, restricted share units, restricted shares, performance based awards and any other type of equity compensation that is based on the Company's securities; and may be granted under applicable tax regimes.

6.3.2.       Equity awards will be subject to an overall vesting period or reverse-vesting, as applicable (being measured by the last vesting date from the date of commencement of vesting) of no less than one (1) year (including, periodic vesting dates during such period and portions that may be fully vested upon grant), or as set forth in Equity Plans and the grant agreement executed with the Executive pursuant thereto pursuant to the Equity Plans. The above minimum vesting or holding period is an appropriate incentive, on a long-term basis. As set forth in the Equity Plans, the Equity Plan administrator shall also have the authority to determine the specific vesting schedule, including partial or full acceleration of vesting of equity awards in certain events, including termination events or change in control, as the Equity Plan administrator deems appropriate, as well as other adjustments, modifications and changes (including re-pricing and extension of periods) to the terms of the equity awards (which adjustments, modifications and adjustments may be made either at the time of approval of the award or at any time thereafter), as permitted under the terms of the Equity Plans and subject to applicable law.

9

6.3.3.       With respect to an equity award that includes an exercise price equal to or higher than fair market value (as determined at such time by the Committee and/or the Board, in their discretion) – the total amount of such equity award, together with any other equity awards granted within any rolling twelve month period, shall not exceed 1.0% of the issued and outstanding share capital of the Company at the time of grant.

6.3.4.       With respect to an equity award that does not include an exercise price (such as a restricted share unit) or includes an exercise price lower than fair market value (as determined at such time by the Committee and/or the Board in their discretion) – the total amount of such equity award, together with any other equity awards granted within any rolling twelve month period, shall not exceed 0.5% of the issued and outstanding share capital of the Company at the time of grant.

6.3.5.       In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to a re-pricing or other amendment or adjustment of terms that is applied to the entire group of such employees, then such re-pricing or other amendment or adjustment may be applied also to Executives that constitute part of the same group.

6.3.6.       The Company may approve to continue the vesting and/or the exercise eligibility of an Executive’s equity awards after termination of such Office Holder’s service or engagement, in excess of the provisions of the Equity Plans (including, during transition or adjustment periods or thereafter).

6.3.7.       The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan.

7.            Components of Terms of Office and Engagement of a Director.

The Terms of Office and Engagement of a Director may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director (as defined in the Companies Law) shall also be subject to the Companies Law, and may be determined as permitted by the Companies Law and the applicable regulations promulgated thereunder.

7.1.       Fees and benefits.

7.1.1.       Fees payable with respect to a period of service, typically annual fees. The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period on the fee entitlement.

7.1.2.       A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent;

7.1.3.       Reimbursement of expenses, including travel, stay and lodging;

7.1.4.       Leased car, company car or the value of the use thereof; as well as bearing the cost of related expenses (or reimbursement thereof);

7.1.5.       Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof;

10

7.1.6.       Insurance (as set forth in clause (p) and (q) of Section 6.1.2), exculpation and indemnification;

7.1.7.       Other benefits generally provided to Company employees (or any applicable Affiliate or division);

7.1.8.       Other compensation, benefits or entitlements mandated by Applicable Law; and

7.1.9.       Other benefits and entitlements that are part of directors’ compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

7.2.       Equity Awards.  The provisions of Section 6.3 shall apply to awards of equity grants to Directors. In addition, the Committee may determine that all unvested equity awards shall become immediately vested and exercisable upon a Change of Control as provided in the Equity Plans.

8.            Recoupment.

The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpired to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time to be set forth in the Terms of Office and Engagement of an Office Holder, being no less than two years from the date on which the original payments was due to be made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments, (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case. Nothing in this Section 8 shall derogate or limit from any other or similar provisions imposed on an Office Holder by Applicable Law, including, securities laws. For avoidance of doubt, this recoupment shall not include amounts paid to the Office Holder that are not determined based on financial statements, including, without limitation, Base Salary and related benefits.

9.            Effectiveness; Term.

9.1.       The Policy shall take effect upon its approval in accordance with the Companies Law.

9.2.       The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time as the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation of the foregoing, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceasing to be a Public Company.

10.          Non-Exclusivity of this Policy.

10.1.     Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other Policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

11

10.2.    The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

11.          Governing Law.

The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor Laws in any specific jurisdiction, which shall be governed by the respective Laws of such jurisdiction. Certain definitions, which refer to Laws other than the Laws of such jurisdiction, shall be construed in accordance with such other Laws.

12.          Severability.

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the applicable law as it shall then appear.

***

12